Exhibit 99.1

Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended
December 31, 2015, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Petro Travel Plaza Holdings LLC

We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, cash flows and changes in members’ capital for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petro Travel Plaza Holdings LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP

Cleveland, Ohio
March 7, 2016

Report of Independent Registered Public Accounting Firm

The Members
Petro Travel Plaza Holdings LLC

We have audited the accompanying consolidated statements of comprehensive income, cash flows and changes in members’ capital of Petro Travel Plaza Holdings LLC ("the Company") for the year then ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Petro Travel Plaza Holdings LLC for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 31, 2014

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2015	2014
Assets
Current assets:
Cash	$9,908	$16,669
Inventories	1,967	2,111
Other current assets	138	180
Total current assets	12,013	18,960

Property and equipment, net	52,296	48,011
Other noncurrent assets, net	264	181

Total assets	$64,573	$67,152

Liabilities and Members’ Capital
Current liabilities:
Current portion of long-term debt	$835	$794
Due to affiliate	47	434
Accrued expenses and other current liabilities	1,839	1,874
Total current liabilities	2,721	3,102

Long-term debt, excluding current portion	14,973	15,808
Other noncurrent liabilities	169	161

Total liabilities	17,863	19,071

Members’ capital	46,710	48,081

Total liabilities and members’ capital	$64,573	$67,152
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
(in thousands)

	Years Ended December 31,
	2015	2014	2013
Revenues:
Fuel	$86,692	$98,039	$102,209
Nonfuel	29,084	24,545	23,595
Total revenues	115,776	122,584	125,804

Costs and expenses:
Cost of sales:
Fuel	73,281	86,130	92,705
Nonfuel	12,002	10,435	10,061
Total cost of sales (excluding depreciation)	85,283	96,565	102,766

Operating expenses	17,757	15,640	14,767
Depreciation and amortization expense	1,653	1,678	1,564

Total costs and expenses	104,693	113,883	119,097

Operating income	11,083	8,701	6,707

Interest expense, net	454	472	553

Net income and comprehensive income	$10,629	$8,229	$6,154
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$10,629	$8,229	$6,154
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,653	1,678	1,564
Increase (decrease) from changes in:
Inventories	144	249	(35)
Other current assets	42	(29)	115
Due to/from affiliates	(387)	1,577	(572)
Accrued expenses and other current liabilities	(35)	246	(476)
Other, net	(83)	27	38
Net cash provided by operating activities	11,963	11,977	6,788

Cash flows from investing activities:
Purchases of property and equipment	(5,930)	(5,739)	(1,306)
Proceeds from the sale of property and equipment	—	8	—
Net cash used in investing activities	(5,930)	(5,731)	(1,306)

Cash flow from financing activities:
Repayments of term debt	(794)	(755)	(720)
Distribution to members	(12,000)	—	—
Net cash used in financing activities	(12,794)	(755)	(720)

Net increase (decrease) in cash and cash equivalents	(6,761)	5,491	4,762
Cash and cash equivalents, beginning of period	16,669	11,178	6,416
Cash and cash equivalents, end of period	$9,908	$16,669	$11,178

Supplemental cash flow information:
Interest paid during the period	$455	$476	$557
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
(in thousands)

Members’ Capital
Balances, December 31, 2012	33,698
Net income	6,154
Balances, December 31, 2013	39,852
Net income	8,229
Balances, December 31, 2014	48,081
Distribution to members	(12,000)
Net income	10,629
Balances, December 31, 2015	$46,710
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014, 2013 and 2012
(in thousands)

(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

Petro Travel Plaza Holdings LLC (the "Company"), a Delaware limited liability company, was formed on October 8, 2008, by Tejon Development Corporation, a California corporation ("Tejon"), and TA Operating LLC, a Delaware limited liability company ("TA"), to develop and operate two travel centers and two convenience stores in Southern California. The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC ("PTP"), and East Travel Plaza LLC ("ETP"), each of which is a California limited liability company. The Company’s Limited Liability Company Operating Agreement, as amended, ("the Operating Agreement") limits each members’ liability to the fullest extent permitted by law. Pursuant to the terms of the Operating Agreement, TA manages the travel centers and convenience stores and is responsible for the administrative, accounting and tax functions of the Company.

The Company has two travel centers and two convenience stores with retail gasoline stations. One travel center and two convenience stores, owned by PTP, operate under the Petro brand and the other travel center, owned by ETP, operates under the TravelCenters of America brand. The travel centers offer a broad range of products, services and amenities, including diesel fuel, gasoline, full service and branded quick service restaurants, truck maintenance and repair facilities, travel stores and truck driver services such as showers, weigh scales, a truck wash and laundry facilities.

On February 8, 2016, the Company opened one convenience store in Wheeler Ridge, California under the Minit Mart brand. The convenience store offers branded fuel, packaged food and snack items, and a "to go" bar offering. The convenience store is owned by the Company and managed and operated by TA.

Tejon and TA are the members of the Company. The members and their interests in the Company are as follows:

Members

Tejon Development Corporation	60%
TA Operating LLC	40%

In any fiscal year, the Company’s profits or losses and distributions, if any, shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances. The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated subsequent events through March 7, 2016, which date represents the date the financial statements were available to be issued.

Significant Accounting Policies
Inventories
Inventories are stated at the lower of cost or market value. The Company determines cost principally on the weighted average cost method.
Property and Equipment
Property and equipment are recorded at historical cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred and amounted to $789, $732 and $738 for the years ended December 31, 2015, 2014 and 2013, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts. Gains or losses on disposal of property and equipment are credited or charged to depreciation and amortization in the accompanying consolidated statements of income and comprehensive income.
Impairment of Long-Lived Assets
The Company reviews definite lived assets for indicators of impairment during each reporting period. The Company recognizes impairment charges when (a) the carrying value of a long lived or indefinite lived asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long lived asset to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset. The Company’s estimates of fair value are based on its estimates of likely market participant assumptions including projected operating results and the discount rate used to measure the present value of projected future cash flows. The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset is made. The lowest level of asset groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities is the individual location and, accordingly, it is at the individual location level that the Company performs its impairment analysis for substantially all of the Company’s property and equipment.
Environmental Liabilities and Expenditures
The Company records the expense of remediation costs and penalties when the obligation to remediate is probable and the amount of associated costs is reasonably determinable. The Company includes remediation expenses within operating expenses in the accompanying consolidated statements of comprehensive income. Generally, the timing of remediation accruals coincides with the completion of a feasibility study or the commitment to a formal plan of action. Accrued liabilities related to environmental matters are recorded on an undiscounted basis because of the uncertainty associated with the timing of the related future payments.
Asset Retirement Obligations
Asset retirement costs are capitalized as part of the cost of the related long-lived asset and such costs are allocated to expense using a systematic and rational method. To date, these costs relate to the Company’s obligation to remove underground storage tanks used to store fuel and motor oil. The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank. The Company bases the estimated liability on its historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. Revisions to the liability could occur due to changes in estimated removal costs, or asset useful lives or if new regulations regarding the removal of such tanks are enacted. An asset retirement obligation of $169 and $161 has been recorded as a noncurrent liability as of December 31, 2015 and 2014, respectively.
Revenue Recognition
The Company recognizes revenue from the sale of fuel and nonfuel products and services at the time delivery has occurred and services have been performed. The estimated cost to the Company of the redemption by customers of loyalty program points is recorded as a discount against gross sales in determining net sales presented in the consolidated statements of comprehensive income.

Motor Fuel Taxes
The Company collects the cost of certain motor fuel taxes from consumers and remits those amounts to the supplier or the appropriate governmental agency. Such taxes were $12,804, $11,621 and $11,686, for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in net revenues and cost of sales in the accompanying consolidated comprehensive income statements.
Advertising and Promotion
Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are included in operating expenses in the accompanying consolidated comprehensive income statements, were $463, $360 and $345 for the years ended December 31, 2015, 2014 and 2013, respectively.
Income Taxes
The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Operating Agreement and reported by each member on its federal and state income tax returns. The taxable income or loss allocated to the members in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU 2014-09, Revenue from Contracts with Customers, which establishes a standard for comprehensive revenue recognition. The new standard will apply for annual periods beginning after December 15, 2016, including interim periods therein. Early adoption is prohibited. The Company has not yet determined the effects, if any, the adoption of this update may have on its consolidated financial statements.
In April 2015, the FASB issued Accounting Standards Update 2015-3, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a reduction of the associated debt liability. This update is effective for interim and annual reporting periods beginning after December 15, 2015, and requires retrospective application. The adoption of this update will cause reclassification of debt issuance costs from assets to a reduction of liabilities in the Company's consolidated balance sheets. On December 31, 2015, other assets included unamortized debt issuance costs of $89.
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases, which established a comprehensive lease standard under GAAP for virtually all industries. The new standard will apply for annual periods beginning after December 15, 2018, including interim periods therein. Early adoption is permitted. The Company has not yet determined the effects, if any, the adoption of this update may have on its consolidated financial statements.
(2) Inventories
Inventories at December 31, 2015 and 2014, consisted of the following:

	2015	2014
Nonfuel products	$1,660	$1,790
Fuel products	307	321
Inventories	$1,967	$2,111

(3) Property and Equipment
Property and equipment, net, as of December 31, 2015 and 2014, consisted of the following:

	Estimated Useful Lives	2015	2014
	(years)
Land		$19,068	$18,992
Building and improvements	10-40	38,997	37,658
Furniture and equipment	3-10	10,377	9,802
Construction in progress		4,769	836
		73,211	67,288
Less: accumulated depreciation		20,915	19,277
Property and equipment, net		$52,296	$48,011

Depreciation expense for the years ended December 31, 2015, 2014 and 2013 was $1,645, $1,671 and $1,552, respectively. The Company did not capitalize interest during any period presented.
(4) Accrued expenses and other current liabilities
Accrued expenses and other current liabilities as of December 31, 2015 and 2014, consisted of the following:

	2015	2014
Taxes payable, other than income taxes	$450	$504
Environmental accrual	286	270
Self insurance accrual	646	714
Other	457	386
Total other current liabilities	$1,839	$1,874

(5) Long-Term Debt
Long-term debt consisted of the following at December 31, 2015 and 2014:

	2015	2014
Note payable to a bank	$15,808	$16,602
Less current portion	835	794
Long-term debt, excluding current portion	$14,973	$15,808

The Company has a credit agreement with a bank that matures in December 2018. This debt carries certain financial covenants, with which the Company was in compliance at December 31, 2015. The interest rate on the debt is LIBOR plus 2.5%, payable monthly, or 2.93% at December 31, 2015. The Company’s weighted average interest rates were 2.70%, 2.66% and 2.69% during 2015, 2014 and 2013, respectively. The debt is secured by the Company’s real property.

Future minimum principal payments due on the note payable during the next five years as of December 31, 2015, were as follows:

Year ending December 31,	Total
2016	$835
2017	$878
2018	$14,095

Debt Issuance Costs
Costs incurred in obtaining long-term financing are capitalized and amortized over the life of the related debt using the effective interest method as a component of interest expense. Debt issuance costs included in other assets on the balance sheets for the years ended December 31, 2015 and 2014, were $214, and accumulated amortization of debt issuance costs were $125 and $94, respectively.
(6) Related Party Transactions

Pursuant to the terms of the Operating Agreement, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliates in the accompanying balance sheets. Amounts due to affiliates as of December 31, 2015 and 2014, were $47 and $434, respectively. Pursuant to the terms of the Operating Agreement, TA manages the travel centers and is responsible for the administrative, accounting, and tax functions of the Company. TA receives a management fee for providing these services, which may not be commensurate with the cost of these services were the Company to perform these internally or obtain them from an unrelated third party. The Company paid management fees to TA in the amount of $838, $800 and $800 for the years ended December 31, 2015, 2014 and 2013, respectively, which fees are included in operating expenses in the accompanying consolidated statements of comprehensive income. In December 2014, the Company amended the Operating Agreement to (a) provide for the construction of a convenience store, (b) specify a fee for the oversight of the construction of that convenience store, and (c) provide for a management fee for the convenience store upon commencement of operations. In addition to management services and staffing provided by TA, the Operating Agreement grants the Company the right to use all of TA’s names, trade names, trademarks and logos to the extent required in the operation of the Company’s travel centers and convenience stores.

The employees operating the Company’s travel centers and convenience stores are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $9,153, $7,800, and $7,232 in 2015, 2014 and 2013, respectively. These reimbursements were recorded in operating expenses in the accompanying consolidated statements of comprehensive income.

In December 2014, the Company purchased from Tejon for $1,275 a parcel of land on which the Company intends to construct a convenience store.
(7) Contingencies

The Company is involved from time to time in various legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The Company’s operations and properties are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks ("USTs") to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations and requirements.

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. From time to time the Company has received, and in the future likely will receive, notices of alleged violations of environmental laws or otherwise has become or will become aware of the need to undertake corrective actions to comply with environmental laws at its properties. Investigatory and remedial actions were, and regularly are, undertaken with respect to releases of hazardous substances. The Company had an accrual for environmental matters of $286 and $270, at December 31, 2015 and 2014, respectively. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded. See Note 1 for a discussion of its accounting policies relating to environmental matters.